M/A-COM Technology Solutions Holdings, Inc. 100 Chelmsford Street Lowell, Massachusetts 01851

March 25, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Martin James

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	M/A-COM Technology Solutions Holdings, Inc.
Form 10-K for the Fiscal Year Ended September 28, 2012
Filed November 28, 2012
File No. 001-35451

Dear Mr. James:

M/A-COM Technology Solutions Holdings, Inc. (the “Company”) submits this response to the comment set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 21, 2013 relating to the above-referenced Form 10-K for the fiscal year ended September 28, 2012. For convenience, the Staff’s comment is set forth below followed by our response.

Form 10-K for the Fiscal Year Ended September 28, 2012

Item 8. Financial Statements

Note 2 - Summary of Significant Accounting Policies, Recent Accounting Pronouncements, page 70

1.	We note that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act. In future filings, beginning with your next Form 10-Q, please provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please also state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

Mr. Martin James

March 25, 2013

Response: In response to the Staff’s comment, the Company will include in future filings, beginning with its next Quarterly Report on Form 10-Q, a risk factor explaining that the election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the JOBS Act allows the Company to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. The Company also will state in the risk factor and in its critical accounting policy disclosures in MD&A that, as a result of this election, its financial statements may not be comparable to companies that comply with public company effective dates.

* * * *

In connection with responding to the Staff’s comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (978) 656-2550. Thank you again for your time and consideration.

Respectfully submitted,

/s/ Conrad R. Gagnon
Conrad R. Gagnon
Chief Financial Officer